EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		2013	2012	2011	2010	2009

	Earnings:
	Income from continuing operations before equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$106,306	$104,061	$113,064	$100,796	$112,042
Add:	Interest expense	123,485	99,283	97,809	107,255	108,628
	Depreciation expense on capitalized interest	1,800	1,639	1,622	1,678	1,607
	Amortization of deferred financing costs	3,630	4,080	4,179	4,882	3,915

	Earnings	$235,221	$209,063	$216,674	$214,611	$226,192

	Fixed charges:
	Interest expense	$123,485	$99,283	$97,809	$107,255	$108,628
	Amortization of deferred financing charges	3,630	4,080	4,179	4,882	3,915
	Capitalized interest	9,618	9,919	3,011	929	7,640

	Fixed charges	136,733	113,282	104,999	113,066	120,183

	Preferred unit distributions	2,119	9,902	21,069	21,012	21,012

	Combined fixed charges	$138,852	$123,184	$126,068	$134,078	$141,195

	Ratio of earnings to fixed charges	1.72	1.85	2.06	1.90	1.88

	Ratio of earnings to combined fixed charges	1.69	1.70	1.72	1.60	1.60